Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Administrative Committee:

We consent to the incorporation by reference in the registration statements (No. 333-203176, 333-184344, 333-160512 and 333-123540) on Form S-8 of Overstock.com, Inc. of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Overstock.com 401(k) Plan.

/s/ KPMG LLP

Salt Lake City, Utah
June 24, 2016